P.E. 2/1/02
333-6904

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 1, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

TELECOM

FREE TRANSLATION
FOR IMMEDIATE RELEASE

January 30, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: Reassumption of Presidence – Appointment of a Director to replace a resignation.

I am writing you as Responsible of Market Relations of TELECOM ARGENTINA STET FRANCE TELECOM S.A. ("Telecom Argentina"), in order to inform that Mr. Juan Carlos Masjoan has reassumed his position as President of Telecom Argentina, a position he had surrogated as from January 02, 2002 (which was informed in our letter submitted 12.18.01).

Also, today, the Board of Directors of the Company, in compliance with the requirements in article 258, second paragraph of the Corporate Law, requested the Surveillance Committee to appoint an Acting Director to replace Mr. Enzo Badalotti whose resignation had been accepted by the Board of Directors on 11.06.01. The Syndics appointed Mr. Franco Livini who will be in office until the next Meeting is held.

At the shortest delay, we will be forwarding the Individual Sworn Statement of the Members of the Administration, and Surveillance Bodies, pertaining to Mr. Livini

Sincerely,

Alberto Ricciardi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: February 1, 2001

By: /s/ Maria Elvira Cosentino
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer